ASMG & ASMX

Corporate: 4136 Del Rey Avenue, Marina Del Rey, California 90295

Office: (800) 366 - 0908 /  Email: Legal@ASMGCorp.com

http://www.ASMX.CO

http://www.ASMGCorp.com

Loan Lauren P. Nguyen

Special Counsel

United States Securities & Exchange Commission

Donald E. Field

Attorney

United States Securities & Exchange Commission

Dear Loan Lauren P. Nguyen;

Please withdraw SEC Form 1-A submitted on 2015-09-09 for Samba Brazilian Gourmet Pizza Corporation (SEC File Number 024-10477) as it was to be submitted as an Amended Registration Statement (Form 1-A/A), not as a new Regulation A Submission.

No securities were sold under the Preliminary Offering Statement.

Thank you,

Thank you,

Mr. Steven J. Muehler

Director of Capital Markets

Samba Brazilian Gourmet Pizza Corporation

Alternative Securities Markets Group Corporation

4136 Del Rey Avenue

Marina Del Rey, CA 90292

Direct: (800) 366-0908

Email: Legal@ASMGCorp.com

Web: http://www.ASMGCorp.com

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